December 7, 2012

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3720

100 F Street NE

Washington, D.C. 20549

RE:	International Stem Cell Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed October 18, 2012 File No. 333-184493

Dear Mr. Riedler:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 1, 2012, to International Stem Cell Corporation (the “Company”) regarding the Registration Statement on Form S-1, File No. 333-184493 (the “Registration Statement”), filed by the Company on October 18, 2012.

For ease of reference, this letter sets forth the comment of the Staff in the comment letter and, following such comment, the Company’s response. To assist your review, the Company is enclosing a copy of Amendment No. 1 to the Registration Statement on Form S-1, together with a copy that is marked to show the changes from the initial filing in the courtesy package provided to Ms. Ubell.

General

Staff Comment:

1. Please amend your filing pre-effectively to include all information other than price-related information. For example, please include the number of shares and warrants being offered in the aggregate, the number of warrants purchasers will receive for each share of common stock they purchase and the number of shares of common stock the holder will receive upon exercise of each warrant. At the time of effectiveness you may continue to omit the offering price of the common shares and warrants offered therewith and the exercise price of the warrants in reliance on Rule 430A. See Securities Act Rules CD&I Question 227.02 (January 26, 2009).

Company Response:

The Company has amended the Registration Statement to provide all information that it is not entitled to omit under Rule 430A of Regulation C.

* * * *

The Company will provide the requested acknowledgements with its request for acceleration to be submitted following completion of the Staff’s review of the Registration Statement.

If you require any additional information, please advise us at your earliest convenience. You may reach me at (760) 940-6383.

Sincerely, International Stem Cell Corporation

By:	/s/ Linh Nguyen
Name:	Linh Nguyen
Its:	Chief Financial Officer

Enclosures

cc:	Karen Ubell, Securities and Exchange Commission (with enclosures)
Douglas Rein, DLA Piper LLP (US) (via e-mail: doug.rein@dlapiper.com)